Filed by Zodiac Aerospace S.A.
This communication is filed pursuant to Rule 425
under the Securities Act of 1933, as amended.

Subject Company: Zodiac Aerospace S.A.
Commission File Number: 333-154066
Date: March 10, 2017

This filing consists of a document provided by Zodiac Aerospace S.A. to employees of the Zodiac Aerospace Group, on March 10, 2017.

N°2 FLASH ZODIAC AEROSPACE & SAFRAN MERGER PROJECT

ZODIAC AEROSPACE

# LATEST **DEVELOPMENTS**

**Following the announcement of the proposed merger between Zodiac Aerospace and Safran, initial information and consultation meetings with representatives of the Zodiac Aerospace employees concerned have already begun.**

The Group Committee—as part of the takeover bid—and the Zodiac Aerospace Works Council—as part of the proposal to subsequently merge the company into Safran—have now received initial information prior to the consultation process. The works councils of subsidiaries directly owned by Zodiac Aerospace are being consulted, and works councils of indirect Zodiac Aerospace subsidiaries are being kept abreast of developments concurrently. The consultation process is scheduled to continue until April 21, by which time the relevant bodies are due to give their stance on the matter.



### → What is a takeover bid?

Subject to approval from the competition authorities and based on the proposed structure and time frame, the tie-up would first involve a bid from Safran to acquire Zodiac Aerospace shares. This would take place in Fall 2017.

A takeover bid is a financial transaction through which a company can gain control of another by buying its shares from the target company's shareholders. These shares are paid for in cash.

A friendly takeover bid is an offer recommended by the Supervisory Board (or board of directors) of the target company. In this case, the Zodiac Aerospace Supervisory Board has unanimously approved the transaction in principle.

A takeover bid is valid for a limited period and is subject to approval from the financial market regulator, which is the Autorité des Marchés Financiers (AMF) in France. The regulator reviews bid compliance issues, publishes the time frame for the tender, and, when it ends, publishes its result.

The target company's shareholders may agree or refuse to tender their shares. However, the bidding company may also set a minimum tender requirement below which it is not required to take up the securities offered. In the case of the Safran bid for Zodiac Aerospace, the minimum tender requirement could be set at 50% of Zodiac Aerospace's share capital.

## LEARN MORE...

### → What is a merger through absorption?

A merger through absorption is the most conventional type of merger. In this case, the "absorbing" company remains and the "absorbed" company no longer exists, with all of the latter's assets and liabilities acquired by the absorbing company through the universal transfer of assets, known as Transmission Universelle de Patrimoine (TUP) in France.

Zodiac Aerospace would therefore be absorbed by Safran. The exchange ratio offered to Zodiac Aerospace shareholders would be set at 0.485 Safran share for 1 Zodiac Aerospace share.

The merger would entail the dissolution without liquidation of the target company, Zodiac Aerospace.

The Zodiac Aerospace employment contracts would automatically be transferred unchanged to Safran.

The merger would have no impact on the employees of direct and indirect subsidiaries of Zodiac Aerospace, which would remain intact.

MergerProject@zodiacaerospace.com

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 N°2    ZODIAC AEROSPACE & SAFRAN MERGER PROJECT              How do Zodiac Aerospace and Safran business activities complement each other?The following diagram shows the two companies’ main aerospace markets. Safran and Zodiac Aerospace would thus be in a position to offer a wide range of leading products and services while establishing a presence that spans the entire aircraft value chain.      Please click on the numbers to get more information.                      SAFRAN (HORS I&S DIVISION)  ZODIAC AEROSPACE  SAFRAN (EXCL. I&S DIVISION) + ZODIAC AEROSPACE                      Defense 8%Aftermarket45%  Aerosystems 39%  Others 5%  Other 1%  Aerospace Propulsion 61%  Aftermarket 30%  Aftermarket 41%  Aircraft Equipment 32%  OEM 65%Includes recurring cabin retrofit service activities  OEM* 58%  Aircraft Interiors 61%  Aircraft Equipment 100%  Operating segment  Operating segment  Includes recurring cabin retrofit service activities  Aerospace Propulsion 46%*OEM : Original Equipment Manufacturer  OEM vs. Aftermarket  OEM vs. Aftermarket  OEM vs. Aftermarket  OEM* 55%                      Defense 6%  o/w Aircraft Interiors - 15%  Operating segment          Aircraft Equipment 48%                                        1      2      3      4      5      6      7      8      9      10      16      11      12      13      14      15

N°2 FLASH ZODIAC AEROSPACE & SAFRAN MERGER PROJECT

ZODIAC AEROSPACE

→ **What are the strategic goals of the proposed merger?**

The aerospace equipment market is highly competitive and dominated by large companies, most of which are North American, such as United Technologies (UTC), General Electric, Honeywell and Rockwell Collins. These companies consolidate and grow stronger through takeover bids, as reflected in the UTC-Goodrich and Rockwell Collins-B/E Aerospace tie-ups.

New market players are also emerging. China is actively building a national aerospace industry, covering everything from parts and equipment to aircraft (airplanes and helicopters).

The proposed merger between Zodiac Aerospace and Safran aims to allow both to consolidate their core businesses while cementing their reputation among aircraft manufacturers and for major programs. The move would also strengthen our positions to develop new aerospace technology, such as solutions for more-electric aircraft.

The plan would also make the new group a world-class supplier of aerospace equipment, onboard systems and cabin interiors with a large installed base.

# QUESTIONS & ANSWERS

MergerProject@zodiacaerospace.com

**Does the merger project change Zodiac Aerospace strategy for 2017?**

For 2017, Zodiac Aerospace will continue to roll out the Focus plan and the Restore Margin plan. In fact, we need to maintain on-time delivery performance by adhering to the processes we are putting in place. This is the aim of the Focus plan and our effort to create uniform industrial standards and processes through the Zodiac Aerospace Operating System. It is essential that we return to a high level of manufacturing performance in order to restore an adequate level of operational profitability to ensure our future growth.

**How would the merger impact on employment?**

The planned transaction is mainly based on the complementarity of activities. It is important to note that Safran and Zodiac Aerospace operate in different market segments and production sectors (hence their complementarity and very little overlap). The operation as contemplated at this stage does not involve any impact on employment.

**Will the merger with Safran lead to site closures?**

There are currently no plans to close sites as a result of the plan. Pending completion of the merger between Zodiac Aerospace and Safran, each company intends to pursue projects already underway, as Zodiac Aerospace is currently doing in Southern California, where the Skylab project will group several facilities on the same site.

**What would happen to the Cabin and Seat activities?**

The value and opportunity of the Zodiac Aerospace Interior business is fully recognized by Safran, which has a real interest into Zodiac Aerospace assets as a whole. The Cabin and Seat activities are part of the merger project as are the other activities, with the aim of creating a combined Group if the deal goes through.

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N°2 FLASH ZODIAC AEROSPACE & SAFRAN MERGER PROJECT

ZODIAC AEROSPACE

# DISCLAIMER

**IMPORTANT ADDITIONAL INFORMATION**

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The tender offer and the merger are subject to consultation of the work's council committees, execution of definitive documentation and obtaining of required regulatory and other customary authorisations. The tender offer and the merger would only be filed after such and other conditions have been fulfilled. These materials must not be published, released or distributed, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law.

It is intended that Safran and Zodiac will file with the French Market Authority ("AMF") a prospectus and other relevant documents with respect to the tender offer to be made in France, and with respect to the merger of Zodiac into Safran. Pursuant to French regulations, the documentation with respect to the tender offer and the merger which, if filed, will state the terms and conditions of the tender offer and the merger will be subject to the review by the French Market Authority (AMF). Investors and shareholders in France are strongly advised to read, if and when they become available, the prospectus and related offer and merger materials regarding the tender offer and the merger referenced in this communication, as well as any amendments and supplements to those documents as they will contain important information regarding Safran, Zodiac, the contemplated transactions and related matters.

**ADDITIONAL U.S. INFORMATION**

Any securities to be issued under the transaction may be required to be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The transaction will be submitted to the shareholders of Zodiac for their consideration. If registration with the U.S. Securities and Exchange Commission (the "SEC") is required in connection with the transaction, Safran will prepare a prospectus for Zodiac's shareholders to be filed with the SEC, will mail the prospectus to Zodiac's shareholders and file other documents regarding the proposed transaction with the SEC. **Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when and if it becomes available, as well as other documents that may be filed with the SEC, because they will contain important information.** If registration with the SEC is required in connection with the tran-saction, shareholders of Zodiac will be able to obtain free copies of the prospectus and other documents filed by Safran with the SEC at the SEC's web site, http://www.sec.gov. Those documents, if filed, may also be obtained free of charge by contacting Safran Investor Relations at 2, Boulevard du Général Martial Valin 75724 Paris Cedex 15 – France or by calling (33) 1 40 60 80 80. Alternatively, if the requirements of Rule 802 under the Securities Act are satisfied, offers and sales made by Safran in the proposed business combination will be exempt from the provisions of Section 5 of the Securities Act and no registration statement will be filed with the SEC by Safran.

**FORWARD-LOOKING STATEMENTS**

This communication contains forward-looking statements relating to Safran, Zodiac and their combined businesses, which do not refer to historical facts but refer to expectations based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Safran, Zodiac and their combined businesses, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "plan," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "possible," "potential," "predict," "project" or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Safran's or Zodiac's control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the ability obtain the approval of the transaction by shareholders; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or that the combined company will not realize estimated cost savings and synergies; Safran's or Zodiac's ability to successfully implement and complete its plans and strategies and to meet its targets; and the benefits from Safran's or Zodiac's (and their combined businesses) plans and strategies being less than anticipated. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Safran and Zodiac do not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

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MergerProject@zodiacaerospace.com